UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Other Events

This report on Form 6-K (the “Report”) contains information on a recent open market purchase by an executive officer of Paysafe Limited (“Paysafe” or the “Company”). On September 10, 2024, John Crawford, the Chief Financial Officer of Paysafe, purchased 50,000 shares of Paysafe common shares, par value $0.012 per share (the “Common Shares”) on the open market at prevailing market prices. The purchase of Common Shares took place during the Company's open trading window and Mr. Crawford was not in possession of material non-public information about the Company at the time of purchase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 11, 2024	PAYSAFE LIMITED

	By:	/s/ John Crawford
	Name:	John Crawford
	Title:	Chief Financial Officer